Delisting Determination,The Nasdaq Stock Market, LLC,
November 6, 2009, Hana Biosciences, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Hana Biosciences, Inc.
(the Company), effective at the opening of the trading session on November 16, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on March 5, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated June 8, 2009, granting the COmpany an exception until September 1, 2009, conditioned upon the Company's regaining compliance by that date.
On September 8, 2009, the Panel issued a decision notifying the Company that because it had not regained compliance with Rule 5550(b)(1),it did not qualify for inclusion on the Exchange. Trading in the Companys securities was suspended on September 10, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 23, 2009.